
10016360





FOSTER'S
GROUP

# ASX RELEASE

SUPPL

## The following release was made to the Australian Securities Exchange Limited today:

**"Appendix 3Y – Change of Director's Interest Notice x 4"**

**Released: 10 September 2010**

**Pages: 9**
**(including this page)**

## FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
*jane.jamieson@fostersgroup.com or*
*Ph: +61 3 8626 2105*

dlw 9/24

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| **Name of entity** | Foster's Group Limited |
|---|---|
| **ABN** | 49 007 620 886 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| **Name of Director** | Margaret Lyndsey Cattermole |
|---|---|
| **Date of last notice** | 5 March 2010 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Direct or indirect interest** | Direct | Indirect | Indirect |
|---|---|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A | Alcatt Pty Ltd | Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan) |
| **Date of change** | 6 September 2010 | N/A | 6 September 2010 |
| **No. of securities held prior to change** | 151,816 | 12,642 | 19,185 |
| **Class** | Ordinary Shares | Ordinary Shares | Ordinary Shares |
| **Number acquired** | 3,388 | Nil | N/A |
| **Number disposed** | Nil | Nil | 3,388 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | N/A | N/A | N/A |
| **No. of securities held after change** | 155,204 | 12,642<br>(No change) | 15,797 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Shares released from Directors' Share Purchase Plan | N/A | Shares released from Directors' Share Purchase Plan |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Dated – 10 September 2010

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| **Name of entity** | Foster's Group Limited |
|---|---|
| **ABN** | 49 007 620 886 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| **Name of Director** | David Alexander Crawford |
|---|---|
| **Date of last notice** | 1 April 2010 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Direct or indirect interest** | Direct | Indirect | Indirect |
|---|---|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A | Melpeat Pty Ltd | Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan) |
| **Date of change** | 6 September 2010 | N/A | 6 September 2010 |
| **No. of securities held prior to change** | 1,651 | 39,776 | 24,114 |
| **Class** | Ordinary Shares | Ordinary Shares | Ordinary Shares |
| **Number acquired** | 1,090 | Nil | Nil |
| **Number disposed** | Nil | Nil | 1,090 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | N/A | N/A | N/A |
| **No. of securities held after change** | 2,741 | 39,776 (No change) | 23,024 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Shares released from Directors' Share Purchase Plan | N/A | Shares released from Directors' Share Purchase Plan |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Dated – 10 September 2010

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| **Name of entity** | Foster's Group Limited |
|---|---|
| **ABN** | 49 007 620 886 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| **Name of Director** | David Alexander Crawford |
|---|---|
| **Date of last notice** | 10 September 2010 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Direct or indirect interest** | Direct | Indirect | Indirect |
|---|---|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A | Melpeat Pty Ltd | Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan) |
| **Date of change** | 6 September 2010 | 6 September 2010 | N/A |
| **No. of securities held prior to change** | 2,741 | 39,776 | 23,024 |
| **Class** | Ordinary Shares | Ordinary Shares | Ordinary Shares |
| **Number acquired** | Nil | 1,090 | Nil |
| **Number disposed** | 1,090 | Nil | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $6.0876 per share | $6.0876 per share | N/A |
| **No. of securities held after change** | 1,651 | 40,866 | 23,024 (No change) |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Off-market trade | Off-market trade | N/A |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Dated – 10 September 2010

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| **Name of entity** | Foster's Group Limited |
|---|---|
| **ABN** | 49 007 620 886 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| **Name of Director** | Maxwell Gilbert Ould |
|---|---|
| **Date of last notice** | 6 April 2010 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Direct or indirect interest** | Direct | Indirect | Indirect |
|---|---|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A | Ould Superannuation Fund | Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan) |
| **Date of change** | 6 September 2010 | N/A | 6 September 2010 |
| **No. of securities held prior to change** | 22,752 | 51,562 | 21,286 |
| **Class** | Ordinary Shares | Ordinary Shares | Ordinary Shares |
| **Number acquired** | 5,358 | Nil | Nil |
| **Number disposed** | Nil | Nil | 5,358 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | N/A | N/A | N/A |
| **No. of securities held after change** | 28,110 | 51,562 (No change) | 15,928 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back. | Shares released from Directors' Share Purchase Plan | N/A | Shares released from Directors' Share Purchase Plan |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Dated – 10 September 2010

+ See chapter 19 for defined terms.